UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

ENDESA AMÉRICAS S.A.

(Name of the Issuer)

ENERSIS AMÉRICAS S.A.

ENEL S.p.A.

ENEL IBEROAMÉRICA, S.R.L.

ENEL LATINOAMÉRICA, S.A.

(Name of Person(s) Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nicolás Billikopf

Enersis Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2353-4682

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Chadbourne & Parke LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 408-5100

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)

U.S. $243,033,793	U.S. $24,474

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated based upon the market value of Endesa Américas common stock, without par value (“Endesa Américas common stock”), held by shareholders of Endesa Américas resident in the United States and all American Depositary Shares (“ADSs”) of Endesa Américas, each representing 30 shares of Endesa Américas common stock (the securities to be acquired in the transaction), in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $13.48, the average of the high and low prices per Endesa Américas ADS as reported on the New York Stock Exchange on July 8, 2016, divided by 30 shares per ADS, and (ii) 540,876,394 shares of Endesa Américas common stock, the estimated maximum number of shares of Endesa Américas common stock held by shareholders of Endesa Américas resident in the United States and Endesa Américas common stock underlying all Endesa Américas ADSs.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001007 by the aggregate transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,427	Filing Party: Enersis Américas S.A.

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-211405)	Date Filed: May 17, 2016

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934
☒	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (a) Enersis Américas S.A. (“Enersis Américas”), a Chilean publicly held limited liability stock corporation, the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Enel S.p.A., an Italian societa per azioni, (c) Enel Iberoamérica, S.R.L., a Spanish sociedad de responsibilidad limitada, and (d) Enel Latinoamérica, S.A., a Spanish sociedad anonima (collectively, the “Filing Persons”).

This Transaction Statement relates to the merger of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”) into Enersis Américas, with Enersis Américas continuing as the surviving company (the “merger”). In the merger, each of Endesa Américas and Chilectra Américas will merge into Enersis Américas, and Endesa Américas common shareholders are expected to receive 2.8 shares of Enersis Américas common stock for each Endesa Américas share they own (the “Endesa Américas merger exchange ratio”) and Chilectra Américas common shareholders are expected to receive 5.0 shares of Enersis Américas common stock for each Chilectra Américas share they own (the “Chilectra Américas merger exchange ratio”). Holders of Endesa Américas American Depositary Shares (“ADSs”) are expected to receive 1.68 Enersis Américas ADSs for each Endesa Américas ADS they own (the “Endesa Américas ADS merger exchange ratio”). Each Endesa Américas ADS represents 30 shares of Endesa Américas common stock and each Enersis Américas ADS represents 50 shares of Enersis Américas common stock. The Endesa Américas merger exchange ratio and Chilectra Américas merger exchange ratio are subject to further actions by the respective Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas to formally propose the merger for approval by their respective shareholders to vote on the merger. If the Endesa Américas merger exchange ratio is changed, the Endesa Américas ADS merger exchange ratio would be adjusted accordingly.

Pursuant to General Instruction F to Schedule 13E-3, the information in the preliminary joint information statement/prospectus included in Amendment No. 1 to the Registration Statement on Form F-4 (the “joint information statement/prospectus”), including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the joint information statement/prospectus. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the joint information statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the joint information statement/prospectus is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the joint information statement/prospectus. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Enersis Américas, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any of their respective affiliates that Enersis Américas is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of Enersis Américas within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet

The information set forth in the sections of the joint information statement/prospectus entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY” are incorporated herein by reference.

Item 2.	Subject Company Information

(a)	Name and Address. The name of the subject company is Endesa Américas S.A., a Chilean corporation (sociedad anónima). Its principal executive office is located at Santa Rosa 76, 15th floor, Santiago, Chile, and its telephone number is +562 2630-9000.

(b)	Securities. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Comparative Per Share Market Price Information”

•	“COMPARATIVE MARKET PRICE DATA”

(c)	Trading Market and Price. Enersis Américas’ common stock is currently traded on the Santiago Stock Exchange and the New York Stock Exchange. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Comparative Per Share Market Price Information”

•	“SUMMARY — Listing of Enersis Américas Common Stock”

•	“COMPARATIVE MARKET PRICE DATA”

(d)	Dividends. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY — Comparative Historical and Pro Forma Per Share Information”

•	“HISTORICAL FINANCIAL STATEMENTS”

•	“OTHER INFORMATION — Dividends Paid by Endesa Américas”

•	“ANNEX A — Annual Report on Form 20-F of Endesa Américas S.A. for the year ended December 31, 2015”

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“SUMMARY — The Reorganization”

•	“THE MERGER — Background of the Merger”

Item 3.	Identity and Background of Filing Person

(a)	– (c) Name and Address. This Transaction Statement is filed by Enersis Américas S.A., Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“SUMMARY — The Companies”

•	“THE MERGER — The Parties”

•	“INFORMATION ABOUT ENERSIS AMÉRICAS”

•	“MANAGEMENT OF ENERSIS AMÉRICAS”

•	“OTHER INFORMATION — Description of Controlling Group’s Business”

•	“OTHER INFORMATION — The Controlling Group’s Directors and Executive Officers”

•	“ANNEX B — Directors and Executive Officers of the Controlling Group”

Item 4.	Terms of the Transaction

(a) Material Terms.

1)	Tender Offers. Not applicable.

2)	Mergers or Similar Transactions. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — The Merger”

•	“SUMMARY — Material U.S. Federal Income Tax Consequences of the Merger”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Background of the Merger”

•	“THE MERGER — Reasons for the Merger”

•	“THE MERGER — Tax Consequences”

•	“THE MERGER — Conditions to the Merger”

•	“THE MERGER — Material Effects of the Merger; Management and Operations after the Merger”

•	“THE MERGER — Accounting Treatment by Enersis Américas”

•	“THE MERGER — No Merger Agreement; Statutory Merger”

•	“MATERIAL UNITED STATES TAX CONSEQUENCES”

•	“MATERIAL CHILEAN TAX CONSEQUENCES”

•	“COMPARISON OF RIGHTS OF HOLDERS OF ENDESA AMÉRICAS COMMON STOCK AND HOLDERS OF ENERSIS AMÉRICAS COMMON STOCK”

(c) Different Terms. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“IMPORTANT NOTE REGARDING THE TENDER OFFERS”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — The Merger”

•	“SUMMARY — Alternatives for Holders of Endesa Américas Shares and ADSs”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE TENDER OFFERS”

(d) Appraisal Rights. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENERSIS AMÉRICAS — Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENDESA AMÉRICAS — Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights”

•	“THE MERGER — Conditions to the Merger”

•	“THE MERGER — Appraisal Rights/Statutory Merger Dissenters’ Withdrawal Rights”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“THE MERGER — Material Effects of the Merger; Management and Operations after the Merger”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“OTHER INFORMATION — Related Party Transactions”

(b)	Significant Corporate Events. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — The Reorganization”

•	“SUMMARY — The Merger”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Background of the Merger”

•	“THE MERGER — Reasons for the Merger”

•	“THE MERGER — Conditions to the Merger”

•	“THE MERGER — Material Effects of the Merger; Management and Operations after the Merger”

•	“THE TENDER OFFERS”

(c)	Negotiations or Contacts. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“THE MERGER — Background of the Merger”

•	“THE MERGER — No Merger Agreement; Statutory Merger”

•	“THE TENDER OFFERS”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“IMPORTANT NOTE REGARDING THE TENDER OFFERS”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — The Reorganization”

•	“SUMMARY — Alternatives for Holders of Endesa Américas Shares and ADSs”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Background of the Merger”

•	“THE TENDER OFFERS”

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	– (c) Use of Securities Acquired; Plans. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“IMPORTANT NOTE REGARDING THE TENDER OFFERS”

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — The Reorganization”

•	“SUMMARY — The Merger”

•	“SUMMARY — Reasons for the Merger”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Background of the Merger”

•	“THE MERGER — Reasons for the Merger”

•	“THE MERGER — Our Plans for Enersis Américas Following the Merger”

•	“THE MERGER — Material Effects of the Merger; Management and Operations after the Merger”

•	“THE TENDER OFFERS”

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	– (c) Purposes; Alternatives; Reasons. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — The Merger”

•	“SUMMARY — The Reorganization”

•	“SUMMARY — Reasons for the Merger”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Background of the Merger”

•	“THE MERGER — Reasons for the Merger”

(d)	Effects. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY — Material U.S. Federal Income Tax Consequences of the Merger”

•	“THE MERGER — Our Plans for Enersis Américas Following the Merger”

•	“THE MERGER — Tax Consequences”

•	“THE MERGER — Material Effects of the Merger; Management and Operations after the Merger”

•	“MATERIAL UNITED STATES TAX CONSEQUENCES”

•	“MATERIAL CHILEAN TAX CONSEQUENCES”

•	“COMPARISON OF RIGHTS OF HOLDERS OF ENDESA AMÉRICAS COMMON STOCK AND HOLDERS OF ENERSIS AMÉRICAS COMMON STOCK”

Item 8.	Fairness of the Transaction

(a)	– (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Board Evaluation of the Merger”

•	“SUMMARY — The Merger”

•	“SUMMARY — Reasons for the Merger”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Background of the Merger”

•	“THE MERGER — Reasons for the Merger”

(c)	Approval of Security Holders. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY — Record Date; Vote Required”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENERSIS AMÉRICAS — Votes Required and Voting by Power of Attorney or ADS Proxies”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENDESA AMÉRICAS — Votes Required and Voting by Power of Attorney or ADS Proxies”

•	“THE MERGER — Conditions to the Merger”

(d)	– (e) Unaffiliated Representative; Approval of Directors. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Board Evaluation of the Merger”

•	“SUMMARY — Interests of Certain Persons in the Merger That are Different from Your Interests”

•	“THE MERGER — Background of the Merger”

•	“INTERESTS OF CERTAIN PERSONS”

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. None.

(b)	– (c) Preparer and Summary of the Report, Opinion, or Appraisal; Availability of Documents. Not Applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)	– (b) Sources of Funds; Conditions. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Alternatives for Holders of Endesa Américas Shares and ADSs”

•	“SUMMARY — Exchange of Shares; Treatment of Fractional Shares”

•	“THE MERGER — General Information Concerning the Merger”

•	“THE MERGER — Exchange of Stock Certificates by Endesa Américas Shareholders”

•	“THE MERGER — Exchange of ADSs by Endesa Américas ADS Holders”

•	“OTHER INFORMATION — Source and Amounts of Funds or Other Consideration”

•	“THE TENDER OFFERS”

(c)	Expenses. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“OTHER INFORMATION — Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the joint information statement/prospectus under the following caption is incorporated herein by reference:

•	“OTHER INFORMATION — Source and Amounts of Funds or Other Consideration”

Item 11.	Interest in Securities

(a)	– (b) Securities Ownership; Securities Transactions. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY — Security Ownership by Management of Enersis Américas and Endesa Américas”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENDESA AMÉRICAS — Security Ownership by Endesa Américas and Enersis Américas Management”

•	“INFORMATION ABOUT ENDESA AMÉRICAS — Principal Shareholder”

•	“OTHER INFORMATION — The Controlling Group’s Directors and Executive Officers”

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE MERGER”

•	“SUMMARY — Record Date; Vote Required”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENERSIS AMÉRICAS — Votes Required”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENERSIS AMÉRICAS — Principal Shareholder”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENDESA AMÉRICAS — Votes Required”

•	“THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF ENDESA AMÉRICAS — Principal Shareholder”

•	“THE MERGER — Conditions to the Merger”

•	“THE MERGER — Background of the Merger”

•	“INTERESTS OF CERTAIN PERSONS”

(e)	Recommendations of Others. None.

Item 13.	Financial Statements

(a)	Financial Information. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY — Summary Historical Financial Information”

•	“ENERSIS AMÉRICAS SELECTED FINANCIAL DATA”

•	“ENDESA AMÉRICAS SELECTED FINANCIAL DATA”

•	“OPERATING AND FINANCIAL REVIEW AND PROSPECTS”

•	“HISTORICAL FINANCIAL STATEMENTS”

•	“CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES”

•	“ANNEX A — Annual Report on Form 20-F of Endesa Américas S.A. for the year ended December 31, 2015”

(b)	Pro Forma Information. The information set forth in the joint information statement/prospectus under the following captions is incorporated herein by reference:

•	“SUMMARY — Summary Pro Forma Consolidated Financial Information”

•	“SUMMARY — Comparative Historical and Pro Forma Per Share Information”

•	“UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION”

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	– (b) Solicitations or Recommendations; Employees and Corporate Assets. None.

Item 15.	Additional Information

(b)	Not applicable.

(c)	Other Material Information. The information set forth in the joint information statement/prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference.

Item 16.	Exhibits

Exhibit No.	Description

(a)(1)	The preliminary joint information statement/prospectus of Enersis Américas (incorporated by reference from the Registration Statement on Form F-4 filed by Enersis Américas on May 17, 2016 (Registration No. 333-211405))

(a)(2)	Enersis Américas’ Notice of Extraordinary Shareholders’ Meeting (incorporated by reference to the joint information statement/prospectus)

(a)(3)	Endesa Américas’ Notice of Extraordinary Shareholders’ Meeting (incorporated by reference to the joint information statement/prospectus)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2016

Enersis Américas S.A.

By:	/s/ Javier Galán A.
	Name:	Javier Galán A.
	Title:	Chief Financial Officer

Enel S.p.A.

By:	/s/ Alberto De Paoli
	Name:	Alberto De Paoli
	Title:	Chief Financial Officer

Enel Iberoamérica, S.R.L.

By:	/s/ Paolo Bondi
	Name:	Paolo Bondi
	Title:	Chief Financial Officer

Enel Latinoamérica, S.A.

By:	/s/ Paolo Bondi
	Name:	Paolo Bondi
	Title:	Director